

Mail Stop 3561

September 14, 2009

Mr. Michael D. Parnell
Chief Executive Officer
Calypso Media Services Group, Inc.
12 North Washington Street
Montoursville, PA 17754

      Re: Calypso Media Services Group, Inc.
               Item 4.01 Form 8-K/A
               Filed September 3, 2009
               File No. 000-31199

Dear Mr. Parnell:

      We have completed our review of your filing and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Health Care Services